HARVEST ENERGY TRUST

FINANCIAL STATEMENT REQUEST FORM

TO: NON-REGISTERED UNITHOLDERS

In accordance with securities regulations, Harvest Energy Trust will send its annual financial statements and quarterly financial statements including the related management discussion & analysis ("MD&A") only to those non-registered holders of trust units of Harvest Energy Trust who request to receive such documents.

Therefore, we are writing to ask you if you would like to receive these documents by mail.

If you are interested in receiving such mailings, please complete and return this form:

Mark this box if you wish to receive quarterly financial statements and related MD&A by mail.

Mark this box if you wish to receive annual financial statements and related MD&A (and annual reports) by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.harvestenergy.ca

As long as you remain a non-registered unitholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related MD&A each year.

Name: (Please Print)
Address:
Postal Code:
Signature:	Date:

CUSIP: 41752X
THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1